January 9, 2006	Heath D. Linsky
404-504-7691
hdl@mmmlaw.com
www.mmmlaw.com
Securities and Exchange Commission
Main Filing Desk
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re:	Cole Credit Property Trust II, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-11
Registration No. 333-121094
Ladies and Gentlemen:
     On behalf of Cole Credit Property Trust II, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Post-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on December 9, 2004 (Registration No. 333-121094) and as amended by Pre-Effective Amendment No. 1 filed with the Commission on February 24, 2005, as further amended by Pre-Effective Amendment No. 2 filed with the Commission on April 11, 2005, as further amended by Pre-Effective Amendment No. 3 filed with the Commission on May 13, 2005, as further amended by Pre-Effective Amendment No. 4 filed with the Commission on June 2, 2005, as further amended by Pre-Effective Amendment No. 5 filed with the Commission on June 15, 2005, as further amended by Post-Effective Amendment No.1 filed with the Commission on December 23, 2005 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated January 3, 2006. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.
     On behalf of the Company, we respond to the specific comments of the Staff as follows:

Morris, Manning & Martin, LLP
Securities and Exchange Commission

Form S-11
Part II
1.	We note that you have incorporated by reference the undertakings required under Item 37 from your Amendment No.5 to the registration statement on Form S-11 filed on June 15, 2005. Please update your Item 512(a) undertakings in accordance with the Item 512 amendments that became effective as of December 1, 2005.
     Response: The disclosure under Item 37 of Part II of the Registration Statement has been revised in response to the Staff’s comment.
     If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (404) 504-7691 or David M. Calhoun, Esq. at (404) 504-7613.
Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Heath D. Linsky
Heath D. Linsky

cc:	Blair D. Koblenz
David M. Calhoun